Exhibit 99.1

Li Auto Inc. June 2023 Delivery Update

July 1, 2023

BEIJING, China, July 01, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that the Company delivered 32,575 vehicles in June 2023, surpassing the 30,000 monthly delivery mark for the first time and representing an increase of 150.1% year over year. This brought the Company’s second quarter deliveries to 86,533, up 201.6% year over year. The Company has already surpassed its total vehicle deliveries for the entire year of 2022 with its deliveries in the first half of 2023.

“Benefiting from the comprehensive enhancement of our organizational processes and operating capabilities, our monthly deliveries exceeded 30,000 for the first time, making Li Auto currently the only Chinese premium brand to achieve this milestone. For the third quarter, we target monthly deliveries for Li L8 and Li L9 at over 10,000 each and aspire to achieve 15,000 Li L7 monthly deliveries. Moreover, in the fourth quarter, we will challenge ourselves to achieve the 40,000 monthly delivery mark,” commented Xiang Li, chairman and chief executive officer of Li Auto. “Meanwhile, as one of the earliest automakers to apply large model technologies, we launched China’s first city NOA independent of high-definition maps for test drives in June while planning to release commute NOA to users in the second half of this year. Lastly, we expect to unveil our super flagship 5C BEV model, Li MEGA, in the fourth quarter and are confident that it will become a new sales blockbuster in the RMB500,000 and higher price segment.”

As of June 30, 2023, the Company had 331 retail stores in 127 cities, as well as 323 servicing centers and Li Auto-authorized body and paint shops operating in 223 cities.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li L9, a six-seat flagship family SUV, Li L8 and Li ONE, both of which are six-seat premium family SUVs, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com